Exhibit 99

Destination XL Group, Inc.
555 Turnpike Street
Canton, MA 02021

June 11, 2018

Cannell Capital LLC
245 Meriwether Circle
Alta, WY 83414
Attn:  J. Carlo Cannell

Mr. Cannell:

This letter agreement (this “Agreement”) constitutes the agreement between Destination XL Group, Inc., a Delaware corporation (the “Company”), and J. Carlo Cannell and Cannell Capital LLC, a Wyoming limited liability company (J. Carlo Cannell, Cannell Capital LLC and their Affiliates, together the “Investors”), with respect to the matters set forth below. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in paragraph 10 below.

1.	New Director.

(a)As soon as practicable following the date of this Agreement, but no later than June 25, 2018 (such date, the “Appointment Date”), the board of directors of the Company (the “Board”) shall appoint Lionel F. Conacher (the “New Director”) to serve on the Board. The Nominating and Governance Committee of the Board and the Board will (i) limit the number of director nominees of the Company in connection with the Company’s 2018 Annual Meeting of Stockholders (including any postponement or adjournment thereof, the “2018 Annual Meeting”) to nine nominees and (ii) also nominate the New Director for election as one of the director nominees of the Company in connection with the 2018 Annual Meeting.

(b)The Investors hereby irrevocably withdraw the nomination of Lionel F. Conacher, John Flood, Gus Halas and Richard Van Doren, Jr. notified by or on behalf of it to the Company on May 4, 2018 in connection with the 2018 Annual Meeting and any related materials or notices submitted to the Company in connection therewith or related thereto, and agree not to nominate any new nominee for election at the 2018 Annual Meeting in substitution for Lionel F. Conacher, John Flood, Gus Halas and Richard Van Doren, Jr.

2. New Director Agreements, Arrangements and Understandings. The Investors (a) represent that the New Director is Independent and satisfies the Board membership criteria set forth in the Company Policies and (b) agree that they have not and will not (i) pay any compensation to the New Director regarding such Person’s nomination for election to, or service on, the Board or any committee thereof or (ii) have any agreement, arrangement or understanding, written or oral, with the New Director regarding such Person’s service on the Board or any committee thereof. The Company agrees that the Board will determine the New Director’s membership of any Board committees in accordance with its usual practices.

3. New Director Information. As a condition to the New Director’s appointment to the Board and any subsequent nomination for election as a director at any future Company Annual Meeting of Stockholders, the New Director candidate will provide any information the Company reasonably requires, including information required to be disclosed in a proxy statement or other filing under applicable law, stock exchange rules or listing standards, information in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations, and will consent to appropriate background checks, to the extent, in each case, consistent with the information and background checks required by the Company in accordance with current practice with respect to all other members of the Board since January 28, 2016. If, following the completion of the Company’s initial background review process, the Board learns that the New Director has committed, been indicted or charged with, or made a plea of nolo contendre to a felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, or learns other information that would in good faith render such New Director ineligible for Board membership or constitute grounds for a removal of such New Director from the Board for cause, then the Board may request that the New Director submit his resignation.

4. Voting of Investors’ Shares. In connection with the 2018 Annual Meeting (and any adjournments or postponements thereof), so long as the New Director has been appointed to the Board and nominated by the Company for the 2018 Annual Meeting in accordance with paragraph 1 above, the Investors will cause to be present for quorum purposes and vote or cause to be voted all Company common stock beneficially owned by them and which they have the right to vote on the record date for the 2018 Annual Meeting in favor of (a) the election of each of the Board’s nominees and (b) the appointment of the Board’s recommended independent auditor for fiscal year 2018.  The Investors agree that they will not, directly or indirectly, sell, offer or agree to sell the voting rights for, or enter into a voting trust or other arrangement with respect to, any shares of Company common stock owned by them unless the counterparty in such transaction also agrees to the voting obligations set forth in this paragraph 4.

5. Company Policies. The parties hereto acknowledge that the New Director, upon appointment to the Board, will serve as a member of the Board and will be governed by the same protections and obligations as a member of the Board (including as set forth in the Company Policies), and shall have the same rights and benefits, including with respect to insurance, indemnification, compensation and fees, as are applicable to all independent directors of the Company. The Company represents and warrants that all Company Policies currently in effect are publicly available on the Company’s website or described in its proxy statement filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2017 or have otherwise been provided to the Investors, and such Company Policies will not be amended prior to the appointment of the New Director other than as may be required to implement this Agreement or as required by law, regulation or the rules of any applicable national securities exchange.

6. Standstill. From the date of this Agreement until the Expiration Date (such period, the “Restricted Period”), the Investors will not, and will cause their respective principals,

directors, general partners, officers, employees, and agents and representatives acting on their behalf (collectively, the “Restricted Persons”) not to, directly or indirectly, absent prior express written invitation or authorization by the Company or the Board:

(a)engage in any “solicitation” (as such term is defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of proxies or consents with respect to the election or removal of directors or any other matter or proposal or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in any such solicitation of proxies or consents;

(b)knowingly encourage, advise or influence any other Person or knowingly assist any Person in so encouraging, advising or influencing any Person with respect to the giving or withholding of any proxy, consent or other authority to vote or in conducting any type of referendum, binding or non-binding, (other than such encouragement, advice or influence that is consistent with Company management’s recommendation in connection with such matter);

(c)form, join or act in concert with any partnership, limited partnership, syndicate or other group, including a “group” as defined pursuant to Section 13(d) of the Exchange Act with respect to any Voting Securities, other than solely with another Investor with respect to Voting Securities now or hereafter owned by them;

(d)(i) seek, alone or in concert with others, election or appointment to, or representation on, the Board or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board, except as set forth herein, (ii) seek, alone or in concert with others, the removal of any member of the Board or (iii) conduct a referendum of stockholders;

(e)make or be the proponent of any stockholder proposal (pursuant to Rule 14a-8 under the Exchange Act or otherwise);

(f)except as set forth herein, make any public proposal with respect to (i) any change in the number or term of directors or the filling of any vacancies on the Board, (ii) any material change in the capitalization or dividend policy of the Company, (iii) any other material change in the Company’s management, business or corporate structure, (iv) any waiver, amendment or modification to the Company’s Certificate of Incorporation or Bylaws, (v) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (vi) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(g)institute, solicit, assist or join any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions) in order to effect or take any of the actions expressly prohibited by this paragraph 6; provided, however, that for the avoidance of doubt the foregoing shall not prevent any Restricted Person from (i) bringing litigation to enforce the provisions of this Agreement, (ii) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company against a Restricted Person, (iii) bringing bona fide commercial disputes that do not relate to the subject matter of this Agreement, or (iv) exercising statutory appraisal rights; provided, further, that the foregoing shall also not prevent the Restricted Persons from responding to or complying with a validly issued legal process;

(h)enter into any negotiations, agreements or understandings with any Third Party, or otherwise encouraging or facilitating any Third Party, in each case to take any action that the Investor is prohibited from taking pursuant to this paragraph 6; or

(i)make any request or submit any proposal, directly or indirectly, to amend or waive the terms of this Agreement, in each case which would reasonably be expected to result in a public announcement of such request or proposal.

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall prohibit or restrict the New Director from exercising his rights and fiduciary duties as a director of the Company or restrict his discussions solely among other members of the Board and/or management, advisors, representatives or agents of the Company.

7. Private Communications. Notwithstanding anything to the contrary in this Agreement, the Investors may communicate privately with the Company’s directors and senior members of management (the “Contact Personnel”), but only so long as such private communications would not reasonably be expected to require any public disclosure thereof. Each of the Investors acknowledges and agrees that the Contact Personnel may engage in discussions with any Investor subject to, and in accordance with, the terms of their fiduciary duties to the Company and the Company Policies.

8.Press Release; SEC Filings. Promptly following the execution and delivery of this Agreement, the Company shall issue a press release in the form attached as Exhibit A (the “Press Release”) and no party shall make any statement inconsistent with the Press Release in connection with the announcement of this Agreement. Additionally, promptly following the execution and delivery of this Agreement (but in no case prior to the filing or other public release by the Company of the Press Release), the Company will file a Current Report on Form 8-K, which will report the entry into this Agreement. The Investors shall promptly, but in no case prior to the date of the filing or other public release by the Company of the Press Release, prepare and file an amendment to the Schedule 13D with respect to the Company originally filed by the Investors with the SEC on April 4, 2018 (the “Schedule 13D”) reporting the entry into this Agreement, the withdrawal of its notice of nomination and amending applicable items to conform to its obligations hereunder. The amendment to the Schedule 13D and the Form 8-K shall each be consistent with the Press Release and the terms of this Agreement, and shall be in form and substance reasonably acceptable to the Company and Mr. Cannell or Cannell Capital LLC.

9.Non-Disparagement. During the Restricted Period, the Company and the Investors shall each refrain from making, and shall cause their respective Affiliates and their respective principals, directors, members, general partners, officers and employees not to make or cause to be made any statement or announcement including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons, that both relates to and constitutes an ad hominem attack on, or that both relates to and otherwise disparages, defames, slanders, impugns or is reasonably likely to damage the reputation of, (a) in the case of statements or announcements by any Investor: the Company or any of its Affiliates, subsidiaries or advisors, or any of its or their respective current or former officers, directors or employees (including, without limitation, any statements or announcements regarding the Company’s strategy, operations, performance, products or services), and (b) in the case of statements or announcements by the Company: the Investors and the Investor’ advisors, their respective employees or any person who has served as an employee of the Investor and the Investor’ advisors. The foregoing shall not restrict the ability of any person to comply with any subpoena or other legal process or respond to a request for information from any governmental authority with jurisdiction over the party from whom information is sought or to enforce such person’s rights hereunder.

10.Defined Terms. As used in this Agreement, the term (a) “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act and shall include Persons who become Affiliates of any Person subsequent to the date of this Agreement; (b) “beneficially own”, “beneficially owned” and “beneficial ownership” shall have the meaning set forth in Rules 13d-3 and 13d-5(b)(l) promulgated under the Exchange Act; (c) “business day” shall mean any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed; (d) “Company Policies” shall mean the confidentiality, conflicts of interest, related party transactions, codes of conduct, trading and disclosure, director resignation and other guidelines and policies of the Company, (e) “Expiration Date” means January 29, 2019; (f) “Independent” means that a Person (x) (i) shall not be an employee, director, general partner, manager or other agent of an Investor, (ii) shall not be a limited partner, member or other investor in the Investor and (iii) shall not have, and shall not have had, any agreement, arrangement or understanding, written or oral, with any Investor regarding such Person’s service on the Board, and (y) shall be an independent director of the Company under the Company’s independence guidelines, applicable law and the rules and regulations of the SEC and the Nasdaq Stock Market; (g) “Person” shall be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure; (h) “Third Party” means any Person that is not a party to this Agreement or an Affiliate thereof, a member of the Board, a director or officer of the Company, or legal counsel to any party to this Agreement; and (i) “Voting Securities” shall mean the shares of common stock of the Company and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, such shares or other securities, whether or not subject to the passage of time or other contingencies.

11.Investor’s Representations and Warranties. Each Investor hereby represents and warrants that (a) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of the Investor, enforceable against it in accordance with its terms; (b) it has not and will not during the Restricted Period have, any agreement, arrangement or understanding, written or oral, with the New Director or other member of the Board pursuant to which such individual has been or will be compensated for his service on the Board; (c) Mr. Cannell and Cannell Capital LLC have the right and power to control and cause their Affiliates to abide by their respective obligations under this Agreement; and (d) as of the date of this

Agreement, (i) the Investors, collectively beneficially own 9.47% of the Company’s outstanding common stock and have economic exposure to approximately 9.47% of the Company’s outstanding common stock and (ii) except as previously disclosed in writing to the Company prior to the execution of this Agreement, no Investor is a party to any swap or hedging transactions or other derivative agreements of any nature with respect to the Voting Securities.  Each Investor further represents and warrants that it is aware of the restrictions imposed by the U.S. securities laws on the purchase or sale of securities by any person who has received material, non-public information from the issuer of such securities and on the communication of such information to any other person when it is reasonably foreseeable that such other person is likely to purchase or sell such securities in reliance upon such information.

12.Company Representations and Warranties. The Company represents and warrants that (a) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms; (b) does not require the approval of the stockholders of the Company; and (c) does not and will not violate any law, any order of any court or other agency of government, the Company’s Certificate of Incorporation or Bylaws, each as may be amended from time to time, or any provision of any agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any material lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument.

13.Specific Performance. The Company and each of the Investors acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by it and that, in the event of any breach or threatened breach hereof, (a) the non-breaching party will be entitled to injunctive and other equitable relief, without proof of actual damages; (b) the breaching party will not plead in defense thereto that there would be an adequate remedy at law; and (c) the breaching party agrees to waive any applicable right or requirement that a bond be posted by the non-breaching party. Such remedies will not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity.

14.Entire Agreement; Successors and Assigns; Amendment and Waiver. This Agreement (including its exhibits) constitutes the only agreement between the Investors and the Company with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No party may assign or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party. Any purported transfer requiring consent without such consent shall be void. No amendment, modification, supplement or waiver of any provision of this Agreement shall be effective unless it is in writing and signed by the party affected thereby, and then only in the specific instance and for the specific purpose stated therein. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

15.Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

16.Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. Each of the Investors and the Company (a) irrevocably and unconditionally consents to the personal jurisdiction and venue of the federal or state courts located in Wilmington, Delaware; (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it shall not bring any action relating to this Agreement or otherwise in any court other than such courts; and (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum. The parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in paragraph 18 or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof. Each of the parties, after consulting or having had the opportunity to consult with counsel, knowingly, voluntarily and intentionally waives any right that such party may have to a trial by jury in any litigation based upon or arising out of this Agreement or any related instrument or agreement, or any of the transactions contemplated thereby, or any course of conduct, dealing, statements (whether oral or written), or actions of any of them. No party shall seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived.

17.Parties in Interest. This Agreement is solely for the benefit of the parties and is not enforceable by any other Person.

18.Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein, and all legal process in regard hereto, will be in writing and will be deemed validly given, made or served when delivered in person, by electronic mail, by overnight courier or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested) as follows:

If to the Company to:

Destination XL Group, Inc.
555 Turnpike Street
Canton, MA 02021
Attn:Robert S. Molloy
Email: rmolloy@dxlg.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attn:Robert B. Schumer

Ross A. Fieldston
Email: rschumer@paulweiss.com

rfieldston@paulweiss.com

If to the Investors:

Cannell Capital LLC
245 Meriwether Circle
Alta, WY 83414
Attn:J. Carlo Cannell

Stephen C. Wagstaff

Email:jcc@cannellcap.com

scw@canellcap.com

At any time, any party may, by notice given in accordance with this paragraph to the other party, provide updated information for notices hereunder.

19.Legal Fees. All attorneys’ fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses.

20.Interpretation. Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

21.Counterparts. This Agreement may be executed by the parties in separate counterparts (including by fax, jpeg, .gif, .bmp and .pdf), each of which when so executed shall be an original, but all such counterparts shall together constitute one and the same instrument.

[Signature page follows]

If the terms of this Agreement are in accordance with your understanding, please sign below, whereupon this Agreement shall constitute a binding agreement among us.

Very truly yours,
Destination XL Group, Inc.
By:/s/ David A. Levin
Name: David A. Levin
Title: President and Chief Executive Officer

Accepted and agreed to (including on behalf of the Affiliates of the below) as of the date first written above:

Cannell Capital LLC
By:/s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member

By:  /s/ J. Carlo Cannell
       J. Carlo Cannell